Exhibit 12.1

Rex Energy Corporation

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

		Year Ended December 31,
	Three Months Ended March 31, 2011	2010	2009	2008	2007	2006
Pre-tax income (loss) from continuing operations	$(12,315)	$9,858	$(27,570)	$(50,145)	$(29,047)	$4,925
Add: Fixed Charges	309	1,071	833	1,091	5,665	6,110
Add: Equity Method investment (income) loss	276	200	9	54	12	—
Less: Noncontrolling interest share of (income) loss	102	253	12	—	6,152	(2,133)

Earnings	(11,628)	11,382	(26,716)	(49,000)	(17,218)	8,902
Fixed Charges:
Total Fixed Charges	309	1,071	833	1,091	5,665	6,110
Ratio of Earnings to Fixed Charges	— (a)	10.6X	— (b)	— (c)	— (d)	1.5X

(a)	Earnings were inadequate to cover fixed charges for the three months ended March 31, 2011 by approximately $11.9 million.

(b)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 by approximately $27.5 million.

(c)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by approximately $50.4 million.

(d)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2007 by approximately $22.9 million.